UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2012, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku Kobe, Hyogo 658-0032, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2012 and 2011,
Statements of Changes in Net Assets Available for Plan Benefits for the
Periods Ended June 30, 2012, 2011 and 2010; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2012 and 2011	2

Statements of Changes in Net Assets Available for Plan Benefits for the Period Ended June 30, 2012, 2011 and 2010	3

Notes to Financial Statements as of June 30, 2012 and 2011 and for the Period Ended June 30, 2012, 2011 and 2010	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Employee Stock Purchase Plan (Japan)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the three years ended June 30, 2012, 2011 and 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2012 and 2011 and the changes in net assets available for plan benefits for the periods ended June 30, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  Our audits also comprehended the translation of Japanese Yen amounts into U.S. Dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 12.  The translation of the financial statement amounts into U.S. Dollars has been made solely for the convenience of the readers of these financial statements.

/s/ Navarro Amper & Co.
Navarro Amper & Co.

Taguig City, Philippines
September 24, 2012

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2012 AND 2011

	Japanese Yen		U.S. Dollars
	2012	2011	2012
ASSETS, At fair value:
Cash	¥ 218,994	¥ 222,566	$ 2,762
The Procter & Gamble Company common stock 2012: 1,802,079 shares, cost ¥ 9.9 billion ($ 124.56 million), 2011: 1,812,530 shares, cost ¥10.1 billion ($ 125.04 million)	8,754,026,736	9,301,915,016	110,405,166
Total assets	8,754,245,730	9,302,137,582	110,407,928
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥ 8,754,245,730	¥ 9,302,137,582	$ 110,407,928

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIODS ENDED JUNE 30, 2012, 2011 AND 2010

	Japanese Yen			U.S. Dollars
	2012	2011	2010	2012
ADDITIONS:
Investment (loss) income:
Unrealized fair value gain (loss) on investments	(¥ 347,853,489)	¥ 440,221,630	¥ 1,441,219,813	($ 4,387,104)
Realized fair value gain on investments	7,867,546	70,064,493	-	99,225
Unrealized foreign exchange loss -net	(133,835,792)	(746,890,735)	(820,190,154)	(1,687,928)
Realized foreign exchange loss -net	(28,986,309)	(74,925,946)	-	(365,573)
Dividend income	244,975,291	235,502,367	228,059,372	3,089,611
Total investment (loss) income	(257,832,753)	(76,028,191)	849,089,031	(3,251,769)

Contributions:
Participant contributions	1,056,978,000	1,165,868,000	1,236,243,000	13,330,534
Employer contributions	216,290,152	235,092,158	239,736,787	2,727,836
Total contributions	1,273,268,152	1,400,960,158	1,475,979,787	16,058,370
Total additions	1,015,435,399	1,324,931,967	2,325,068,818	12,806,601

DEDUCTIONS:
Distributions to and withdrawals from participants	(1,559,192,099)	(1,340,127,044)	(1,293,120,386)	(19,664,423)
Bank and administrative charges	(4,135,152)	(4,175,958)	(4,225,537)	(52,152)
Total deductions	(1,563,327,251)	(1,344,303,002)	(1,297,345,923)	(19,716,575)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(547,891,852)	(19,371,035)	1,027,722,895	(6,909,974)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	9,302,137,582	9,321,508,617	8,293,785,722	117,317,902
End of year	¥ 8,754,245,730	¥ 9,302,137,582	¥ 9,321,508,617	$ 110,407,928

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2012 AND 2011, AND FOR THE PERIODS ENDED JUNE 30, 2012, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more information on the Plan.

General

Prior to April 1, 2001, the Plan included the Employee’s Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc. and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law.

Effective April 1, 2001, the Employees’ Shareholding Association of Max Factor K.K. was merged with the Employees’ Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employees’ Shareholding Association of P&G Group for employees and executives of all P&G affiliates in Japan.

The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as subcontractor for Human Resources Service & Solutions (HRSS).  Daiwa Securities Capital Markets Co., Ltd. serves as a recordkeeper for the Plan.

Eligibility

Regular employees hired by Procter & Gamble Japan K.K and P&G Max Factor G.K (collectively the "Companies") may, at any time, apply for the membership in the Plan provided that the employee is a regular employee employed by the Companies.

Contributions

Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay.  The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions).  Effective January 1, 2005, the Companies’ General Office employees may contribute a portion of their base pay up to 150 units monthly and the Companies match 20% of those employees’ contributions up to 45 units. All contributions are invested in Stock.

Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and (b) realized earnings or losses of the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments

Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested to additional shares of Stock.

Vesting

Participants are immediately vested in their contributions, the Companies' matching contributions and earnings.

Withdrawal

Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time.  In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

Plan termination

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

2.	FINANCIAL REPORTING FRAMEWORK

Statement of Compliance

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Preparation and Presentation

The financial statements have been prepared on the historical cost basis, except for the Plan’s investment in stock which is measured at fair value.

These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates. The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan’s presentation currency.

3.	ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

Adoption of New Accounting Standards Effective in 2012

The Plan adopted ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”.

The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

The adoption of ASU No. 2010-06 did not have a material impact on the Plan’s statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Amounts shown as cash are uninvested funds held by the Plan that are to be invested in Stock the following month.

Investment valuation and income recognition

The Plan’s investments in Stock are stated at fair value, which is based on quoted market price.  Purchases and sales of securities are recorded on trade date basis.  Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.

Expenses of the Plan

Investment administrative expenses and all other fees and expenses are recognized in profit or loss when incurred.

Foreign currency transactions and translation

Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.  Gains and losses arising on retranslation are included in profit or loss for the year, except for exchange differences arising on non-monetary assets and liabilities when the gains and losses of such non-monetary items are recognized in other comprehensive income.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are not retranslated.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Plan’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on the historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

Below is a critical judgment, apart from those involving estimations, that management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Functional currency

Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen. The Japanese Yen is the currency of the primary economic environment in which the Plan operates. The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies. It is also the currency that mainly influences the Plan in determining the costs and the selling prices of its investment in stock.

Key Sources of Estimation Uncertainty

Below is a key assumption concerning the future and other key sources of estimation uncertainty at the end of each reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

FV of investment in stock

The Plan carries its investment in stock at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence, the amount of changes in fair value would differ if the Plan utilized different valuation methodology.  Any changes in fair value of these financial assets and liabilities would affect directly the profit or loss.

As of June 30, 2012 and 2011, carrying amounts of financial assets carried at fair value subsequent to initial recognition amounted to ¥8.75 billion and ¥9.30 billion, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan invests in The Procter and Gamble Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

7.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan recognizes three different valuation techniques: the market approach, income approach, and/or cost approach.  Valuation techniques used to measure fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our internal market assumptions.  The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

●	Level 1 - valuations are based on quoted prices for identical assets or liabilities in an active market.

●	Level 2 - valuations are based on quoted prices for identical or similar assets or liabilities in market that are not active but for which observable market inputs are readily available.

●
Level 3 - Assets or liabilities whose significant inputs are unobservable.  Valuations are determined using pricing models and discounted cash flow model and includes management judgment and estimation which may be significant.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.  Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

The fair value of Plan’s investment in stocks of The Procter and Gamble Company as disclosed in the statement of net assets available of plan benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.

There were no transfers between different levels of fair value hierarchy in 2012 and 2011.

8.	DISTRIBUTIONS PAYABLE

There are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2012 and 2011.

9.	FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS

Contributions to the Plan are denominated in Japanese Yen, however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange loss of ¥133,835,792 and ¥746,890,735 in 2012 and 2011, respectively. Net realized foreign exchange loss recognized in 2012 and 2011 amounted to ¥28,986,309 and ¥74,925,946, respectively, as disclosed in the statements of changes in net assets available for plan benefits.

10.	RELATED PARTY TRANSACTIONS

The Plan held 1,802,079 and 1,812,530 ordinary shares of The Procter & Gamble Company, the sponsoring employer, with a cost of ¥9.9 billion (USD124.56 Million) and ¥10.1 billion (USD125.04 Million), at June 30, 2012 and 2011, respectively.  For the periods ended June 30, 2012, 2011 and 2010, the Plan recorded dividend income of ¥245 million, ¥236 million and ¥228 million, respectively.

11.	TAX STATUS

The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Companies’ contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

12.	U.S. DOLLAR AMOUNTS

U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥79.29 = US$1, the approximate current rate at June 30, 2012, has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 25, 2012.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE’S SHAREHOLDING ASSOCIATION

                                            By:     /s/ Miki Usuda
                                                        Miki Usuda
                                                        Chairman

EXHIBIT INDEX

Exhibit No.
      23                      Navarro Amper & Co.